Exhibit 12.2

Consumers Energy Company

Ratios of Earnings to Fixed Charges
and Combined Fixed Charges and Preferred Dividends

			In Millions, Except Ratios
Years Ended December 31	2015	2014	2013	2012	2011
Earnings as defined[1]
Pretax income from continuing operations	$896	$873	$880	$736	$734
Exclude equity basis subsidiaries	-	-	-	-	-
Fixed charges as defined	275	274	269	269	287
Earnings as defined	$1,171	$1,147	$1,149	$1,005	$1,021
Fixed charges as defined[1]
Interest on long-term debt	$252	$243	$237	$232	$251
Estimated interest portion of lease rental	21	21	21	21	18
Other interest charges	2	10	11	16	18
Fixed charges as defined	275	274	269	269	287
Preferred dividends	3	3	3	3	3
Combined fixed charges and preferred dividends	$278	$277	$272	$272	$290
Ratio of earnings to fixed charges	4.26	4.19	4.27	3.74	3.56
Ratio of earnings to combined fixed charges and preferred dividends	4.21	4.14	4.22	3.69	3.52

1                   Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.